November 9, 2005

Mr. Scott Anderegg

Division of Corporation Finance

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Hurley Exploration Inc.
Registration Statement on Form SB-2
Filed July 26, 2005
File No. 333-126900

Dear Mr. Anderegg:

We represent Hurley Exploration Inc. (“Hurley”). We are in receipt of your letter dated August 22, 2005 regarding the above referenced filing and the following are our responses:

Summary, page 4

1.	We note that on page 13 of the prospectus you state that if developments warrant it, you will proceed with commercial production. Please expand you summary to include this fact.

Answer:	The Summary of the SB-2 has been expanded to disclose that the Company will only proceed with commercial production if developments warrant it.

Risk Factors, page 2

2.

In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	The production of minerals......., page 5;
•	Our revenues are dependent......, page 5; and
•	No dividends and none anticipated, page 8

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Answer:	The SB-2 has been revised either to eliminate the generic risk factors or to amend the risk factors to state specific material risks to the Company or the purchasers in the offering.

Management’s Discussion and Analysis, page 10

3.

We note in your risk factors you state that your ability to execute your growth strategy depends on acquiring suitable companies. However, we do not see a discussion in your disclosure of your business concerning acquiring other companies or entities. Please revise or advise.

Answer:	The SB-2 has been revised to include a discussion of the Company's growth strategy in the Management's Discussion and Analysis.

4.

We note in your risk factors that you state that if you find copper you may not be able to develop and market it and if you do not find copper you will cease operations. Please revise your disclosure of your business to describe what you will do if you cease operations or you are unable to develop and market the copper you find.

Answer:	The SB-2 has been revised to disclose the Company’s plan of action if the Company ceases operations or is unable to develop and market the copper found.

5.	Revise your filing to include a detailed liquidity plan. In this regard your projected twelve month expenses exceed the amount of cash you have on hand. See Item 303 of Regulation S-B.

Answer:	The SB-2 has been amended to include a detailed liquidity plan.

Description of Business, page 11

6.	Revise your filing to disclose whether the arrangements with Richard Simpson to acquire a 100% interest in the two DON claims were negotiated at arms length.

Answer:	The SB-2 has been revised to disclose that the arrangements with Richard Simpson to acquire a 100% interest in the two DON claims were negotiated at arms length.

Management, page 22

7.	In accordance with Item 401 of Regulation S-B, please provide the last 5 years of business experience for Messrs. Kurzawski and Reid.

Answer:	The SB-2 has been revised to disclose the last 5 years of business experience for Messrs. Kurzawski and Reid.

Selling Stockholder, page 27

8.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by GC Consultants.

Answer:	The SB-2 has been revised to disclose the natural person that has the ultimate voting or investment control over the shares held by GC Consultants.

Plan of Distribution, page 29

9.

We note your disclosure regarding short sales. Please be advised that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

Answer:

The Company has confirmed its understanding that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective, as such sales would constitute a violation of Section 5.

10.

Please review your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Answer:

The SB-2 has been revised to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on the Company’s behalf. The SB-2 has been further amended to clarify that this process takes approximately two to three months, that the Company has not yet engaged a market maker, and that quotation on the OTC Bulletin Board will provide liquidity for the Company’s stock.

Balance Sheet, page F-2

11.	Please revise your Stockholders’ Equity section of your balance sheet to sum properly. In this regard, your statement does not balance.

Answer:	The Stockholders’ Equity section of the balance sheet has been revised for rounding errors.

Statement of Operations, page F-3

12.	Please revise your statement to reflect the fact that you had an operating loss, not income. Furthermore, please revise your statement to include a separate line for net loss.

Answer:	The Statement of Operations has been revised to reflect an operating loss, and a separate line has been included for net loss.

Statements of Stockholders Equity, page F-4

13.	Please revise your statement to ensure that your common stock issued for cash sums across to agree to total equity reported.

Answer:	The Statement of Stockholders Equity has been revised to ensure that the common stock issued for cash sums across to agree to total equity reported.

Note 4 Mineral Properties, page F-9

14.

Please explain to us how you determined it was appropriate under generally accepted accounting principles to expense your investment in the mineral properties you reference. See paragraph 10 of SFAS no. 7.

Answer:

Paragraph 10 of SFAS no. 7 refers to applying generally accepted accounting principles for a development stage business and also refers to paragraph 2. Paragraph 2 refers to applying regulation resulting from the SEC, and therefore Topic 12 of the SEC Staff Accounting Bulletins was referred to in responding to this comment. The bulletin indicates Rule 4-10 (c) (3) (ii) whereby the cost of acquiring and evaluating unproved properties may be excluded from capitalized costs to be amortized. The Company is an exploration company looking to explore the possibilities of proven reserves.

15.

Please enhance your note disclosure to reflect the fact that your properties do not contain proven mineral reserves. If the property you reference is without known reserves, a statement to that effect shall be made. See Item 801 of Regulation S-K.

Answer:	Note 4 of the financial statements has been revised to indicate that there are no proven reserves on the claims at this time.

Note 5 Income Taxes, page F-10

16.

Please revise your disclosure to include the dollar amount of deferred tax asset you reference related to the loss carry-forwards. Also, state that you have fully reserved this deferred tax asset. See paragraph 43 of SFAS no. 109.

Answer:	Note 5 of the financial statements has been revised to disclose the value of the deferred tax asset and the reserve provided by the Company.

Signature, page II-7

17.	Please amend your filing to include your controller/principal accounting officer’s signature.

Answer:	The SB-2 has been amended to include the signature of the Company’s principal accounting officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin

GREGG E. JACLIN

GEJ/tp